UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

ADVENT SOFTWARE, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

007974108
(CUSIP Number)

Paul G. Igoe General Counsel SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095 Tel. No.: (860) 298-4500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a Copy to:

Leonard Kreynin
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

February 2, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. SS&C Technologies Holdings, Inc. I.R.S. Identification Nos. of above persons.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
8
Shared Voting Power

3,119,145 shares of common stock, including 2,468,233 shares of common stock held by DiMarco/Harleen Revocable Living Trust, 399,654 shares of common stock held by DiMarco/Harleen 1996 Charitable Trust, 249,952 shares of common stock underlying stock appreciation rights held by Stephanie G. DiMarco and 1,306 shares of common stock  underlying restricted stock units held by Stephanie G. DiMarco. (1)(2)

	9	Sole Dispositive Power -0-
10
Shared Dispositive Power

3,119,145 shares of common stock, including 2,468,233 shares of common stock held by DiMarco/Harleen Revocable Living Trust, 399,654 shares of common stock held by DiMarco/Harleen 1996 Charitable Trust, 249,952 shares of common stock underlying stock appreciation rights held by Stephanie G. DiMarco and 1,306 shares of common stock  underlying restricted stock units held by Stephanie G. DiMarco. (1)(2)

11
Aggregate Amount Beneficially Owned by Each Reporting Person

3,119,145 shares of common stock, including 2,468,233 shares of common stock held by DiMarco/Harleen Revocable Living Trust, 399,654 shares of common stock held by DiMarco/Harleen 1996 Charitable Trust, 249,952 shares of common stock underlying stock appreciation rights held by Stephanie G. DiMarco and 1,306 shares of common stock  underlying restricted stock units held by Stephanie G. DiMarco. (1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.7% (2)
14	Type of Reporting Person (See Instructions) CO

(1)
Beneficial ownership of the above referenced Shares (as defined below) is being reported hereunder solely because SS&C may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreement (as defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SS&C that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

(2)	See Item 5 of this Schedule 13D.

Item 1. Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Advent Software, Inc., a Delaware corporation (“Advent”). The principal executive offices of Advent are located at 600 Townsend Street, 5th Floor, San Francisco, California 94103.

Item 2. Identity and Background

(a)−(c) and (f) The names of the person filing this statement is SS&C Technologies Holdings, Inc., a Delaware corporation (“SS&C” or the “Reporting Person”). The address of the principal executive office of the Reporting Person is 80 Lamberton Road, Windsor, Connecticut 06095.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A attached hereto, and are incorporated herein by reference. SS&C, together with its subsidiaries, is a global provider of investment and financial software-enabled services and software focused exclusively on the global financial services industry.

(d) During the last five years, none of the Reporting Person and, to the knowledge of the Reporting Person, the persons set forth on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Person and, to the knowledge of the Reporting Person, the persons set forth on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On February 2, 2015, concurrently with the execution of the Merger Agreement (as defined below) and as an inducement for SS&C and Merger Subsidiary (as defined below) to enter into the Merger Agreement, Stephanie G. DiMarco, DiMarco/Harleen Revocable Living Trust and DiMarco/Harleen 1996 Charitable Trust (collectively, the “Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with respect to the Shares, stock appreciation rights underlying the Shares (“SARs”) and restricted stock units underlying the Shares (“RSUs” and together with the Shares and the SARs, the “Voting Shares”), of Advent beneficially owned by the Stockholders. As of February 2, 2015, the Stockholders collectively controlled 2,867,887 Shares, 249,952 SARs and 1,306 RSUs, representing approximately 5.7% of the combined voting power of the outstanding Voting Shares on an as-converted basis.  As described in response to Item 4, the Voting Shares beneficially owned by the Stockholders have not been purchased by SS&C, and thus no funds were used for such purpose. SS&C did not pay any monetary consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The purpose of the Voting Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

On February 2, 2015, SS&C, Arbor Acquisition Company, Inc., a Delaware corporation and wholly-owned subsidiary of SS&C (“Merger Subsidiary”) and Advent entered into an Agreement and Plan of Merger (the

“Merger Agreement”), pursuant to which SS&C will acquire Advent by means of a merger with Merger Subsidiary with and into Advent (the “Merger”) with Advent being the surviving corporation and a wholly owned subsidiary of SS&C (the “Surviving Corporation”).

Upon the consummation of the Merger (the “Effective Time”), each issued and outstanding Share, other than certain excluded shares, will be converted into the right to receive $44.25 in cash, without interest (the “Merger Consideration”).

At the Effective Time, (i) each outstanding stock option, SAR and RSU relating to Shares that are vested (or that will become vested in accordance with its terms) as of the Effective Time will be cancelled and converted into the right to receive the Merger Consideration with respect to each Share subject to such award (in the case of stock options and SARs, less the applicable exercise price per Share), (ii) each outstanding stock option, SAR and RSU relating to Shares that is unvested as of the Effective Time will be converted into a stock option, SAR or RSU, as applicable, with respect to shares of common stock of SS&C based on the exchange ratio set forth in the Merger Agreement and will otherwise continue to be subject to the same terms and conditions applicable to such award and (iii) each outstanding performance-based restricted stock unit relating to Shares will vest and be settled in cash based on attained performance through the Effective Time and, to the extent such award does not vest, will be converted into a time-based RSU and will be adjusted and assumed by SS&C in accordance with clause (ii) above.  Each of Advent and SS&C made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants by Advent to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger.

The completion of the Merger is subject to customary conditions, including approval by Advent’s stockholders, the absence of any material adverse effect on Advent’s business and receiving antitrust approvals under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Voting Agreement

On February 2, 2015, SS&C entered into the Voting Agreement (the “Voting Agreement”) with the Stockholders.

The Voting Agreement requires each Stockholder to vote (or cause to be voted) such Stockholder’s Voting Shares (i) in favor of the adoption and approval of the Merger Agreement and approval of the Merger and other transactions contemplated by the Merger Agreement, (ii) in favor of any proposal to adjourn or postpone any meeting of the stockholders of Advent at which any of the foregoing matters are submitted for consideration to solicit additional votes and (iii) against any Acquisition Proposal (as defined by the Merger Agreement) and certain other actions that would reasonably be expected to interfere with consummation of the Merger. Pursuant to the Voting Agreement, each Stockholder waives appraisal rights and provides an irrevocable proxy appointing SS&C and any designee of SS&C as such Stockholder’s proxy and attorney-in-fact to vote such Stockholder’s Voting Shares in accordance with the foregoing. The Voting Agreement does not limit or restrict the Stockholder in his or her capacity as a director or officer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

The Voting Agreement and irrevocable proxies granted pursuant to the Voting Agreement terminate upon the termination of the Merger Agreement in accordance with its terms.

To the extent that any Stockholder acquires beneficial ownership of any Voting Shares during the term of the Voting Agreement, such Voting Shares will become subject to the terms of the Voting Agreement to the same extent as though such Voting Shares were owned by such Stockholder as of the date of the Voting Agreement.

Until the termination of the Voting Agreement, each Stockholder is prohibited from transferring any Voting Shares beneficially owned by such Stockholder, subject to certain exceptions. Each Stockholder has also agreed to vote against (i) any Acquisition Proposal, (ii) any reorganization, recapitalization, liquidation or winding-up of the

Company or any other extraordinary transaction involving the Company, (iii) any corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement or (iv) any other matter relating to, or in connection with, any of the three preceding items. Notwithstanding the foregoing, nothing in the Voting Agreement limits the rights of any member of Advent’s Board of Directors to vote in favor of, against or abstain with respect to any matters presented to Advent’s stockholders. The Voting Agreement does not limit or restrict any Stockholder in his or her capacity as a director or officer from acting in such capacity or voting in such capacity in such person’s sole discretion on any matter.

            The foregoing description of the Merger Agreement and Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Voting Agreement. Copies of the Merger Agreement and Voting Agreement are filed as Exhibits 2.1 and 2.2, respectively, to SS&C’s current report on Form 8-K filed on February 3, 2014.

Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting Agreement, none of the Reporting Person and, to the knowledge of the Reporting Person, the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

The Merger Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Advent, the Reporting Person or Merger Subsidiary. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Advent, the Reporting Person or any of their respective subsidiaries or affiliates. In addition, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure schedule that the parties have exchanged. Accordingly, investors should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were made only as of the date of such agreement or a prior, specified date, (ii) in some cases they are subject to qualifications with respect to materiality, knowledge and/or other matters and (iii) they may be modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Advent’s or the Reporting Person’s public disclosures.

Item 5. Interest in Securities of the Issuer

The beneficial ownership percentages described in this Schedule 13D are based on 54,817,883 Shares deemed to be outstanding as of January 29, 2015, calculated as the sum of (i) 52,325,262 Shares outstanding on January 29, 2015, as represented by Advent in the Merger Agreement, (ii) 424,498 Shares issuable upon exercise of options that are currently exercisable, as represented by Advent in the Merger Agreement, (iii) an aggregate of 2,066,817 Shares relating to SARs that are currently exercisable, as represented by Advent in the Merger Agreement and (iv) an aggregate of 1,306 Shares relating to RSUs that are held by the Stockholders.

(a) As a result of the Voting Agreement, based on information provided by Advent, SS&C may be deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 3,119,145 Shares (calculated as the sum of (i) 2,867,887 Shares held by the Stockholders, (ii) 249,952 Shares underlying stock appreciation rights held by the Stockholders and (iii) 1,306 Shares underlying restricted stock units held by the Stockholders, representing approximately 5.7% of the Shares deemed to be outstanding as of January 29, 2015. As of February 2, 2015, the Voting Shares subject to the Voting Agreement represent in the aggregate approximately 5.7% of the combined voting power of the outstanding Shares based on Advent’s representations in the Merger Agreement that there were 56,297,918 Shares outstanding on January 29, 2015.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by SS&C that it is the beneficial owner of any Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Person, and to the best knowledge of the Reporting Person, the persons set forth on Schedule A hereto beneficially own any Shares.

(b) SS&C is not entitled to any rights of a stockholder of Advent as to any Shares. Except to the extent that it may be deemed to by virtue of the Voting Agreement, SS&C does not have the sole or shared power to vote or to direct the vote, or the sole or shared power to dispose or to direct the disposition of, any of the Shares.

(c) Except for the execution and delivery of the Merger Agreement and the Voting Agreement, none of the Reporting Person and, to the knowledge of the Reporting Person, the persons set forth on Schedule A hereto has effected any transaction in the Shares during the past 60 days.

(d) Except for the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, none of the Reporting Person and, to the knowledge of the Reporting Person, the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Advent reported herein.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of Advent, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Exhibit Name
1.
Agreement and Plan of Merger, dated as of February 2, 2015, by and among Advent Software, Inc., SS&C Technologies Holdings, Inc. and Arbor Acquisition Company, Inc. (incorporated by reference to Exhibit 2.1 to SS&C's Current Report on Form 8-K filed February 3, 2015).

2.
Voting Agreement, dated as of February 2, 2015, by and among SS&C Technologies Holdings, Inc., Arbor Acquisition Company, Inc., Stephanie G. DiMarco, DiMarco/Harleen Revocable Living Trust and DiMarco/Harleen 1996 Charitable Trust (incorporated by reference to Exhibit 2.2 to SS&C's Current Report on Form 8-K filed February 3, 2015).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

February 12, 2015

SS&C TECHNOLOGIES HOLDINGS, INC.
Date: February 12, 2015	By:	/s/ Patrick J. Pedonti
Patrick J. Pedonti
Senior Vice President and Chief Financial Officer

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF SS&C TECHNOLOGIES HOLDINGS, INC.

The name, business address and present principal occupation of each of the directors and executive officers of SS&C are set forth below. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Directors are noted with an asterisk.

Name	Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 2)
William C. Stone*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Chairman of the Board of Directors, Chief Executive Officer
Normand A. Boulanger*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	President, Chief Operating Officer and Director
Michael Daniels*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Director
William A. Etherington*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Director
Allan M. Holt*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Director
Jonathan E. Michael*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Director
David Varsano*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Director
Michael J. Zamkow*	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Director
Patrick J. Pedonti	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Senior Vice President, Chief Financial Officer
Paul Igoe	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Senior Vice President, General Counsel and Secretary
Rahul Kanwar	SS&C Technologies Holdings, Inc. 80 Lamberton Road Windsor, Connecticut 06095	Senior Vice President and Managing Director of Alternative Assets